EXHIBIT 99.4

Deloitte & Touche LLP
BCE Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada

Tel: (416) 601-6150
Fax: (416) 601-6590
January 26, 2005	www.deloitte.ca

Autorité des Marchés Financiers

Dear Sirs/Mesdames:

Royal Bank of Canada (the “Bank”) – US$1,370,000,000 Senior Global Medium-Term Notes, Series A

We refer to the prospectus supplement, dated January 26, 2005 relating to the offering of up to US$1,370,000,000 Senior Global Medium-Term Notes, Series A, to the short form base shelf prospectus dated October 14, 2003 relating to the offering of up to US$4,000,000,000 Senior Debt Securities, Subordinated Debt Securities (Subordinated Indebtedness) of the Bank (collectively, the “Prospectus”).

We consent to the use, through incorporation by reference in the above-mentioned Prospectus, of our reports dated December 20, 2004 to the shareholders of the Bank on the following financial statements:

(a)	the consolidated balance sheets of the Bank as at October 31, 2004 and 2003, and the consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended October 31, 2004, prepared in accordance with Canadian generally accepted accounting principles; and

(b)	the consolidated balance sheets of the Bank as at October 31, 2004 and 2003, and the consolidated statements of income, changes in shareholders’ equity and cash flows for the each of the years in the two-year period ended October 31, 2004, prepared in accordance with accounting principles generally accepted in the United States of America.

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

Member of
Deloitte Touche Tohmatsu

January 26, 2005

This letter is provided solely for the purpose of assisting the securities regulatory authority to which it is addressed in discharging its responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

(signed) “Deloitte & Touche LLP”
Chartered Accountants
Toronto, Ontario